107 Northeastern Blvd. | Nashua, NH 03062 | Tel: 603-324-3000 | Fax: 603-324-3009

January 28, 2009

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mark Kronforst

Re:   Skillsoft Public Limited Company
Form 10-K for the Fiscal Year Ended January 31, 2008
Filed March 31, 2008
Form 10-K/A for Fiscal Year Ended January 31, 2008
Filed May 23, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 9, 2008
File No. 0-25674

Ladies and Gentlemen:

On behalf of Skillsoft Public Limited Company (the “Company”), I am writing in response to comments contained in the letter dated January 15, 2009 (the “Letter”) from Mark Kronforst of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-Q for the Quarterly Period  Ended October 31, 2008

Condensed Consolidated Statements of Cash Flows, page 5

1.
We note your response to prior comment 8 and note that your interim presentation is similar to that presented in your annual report.  In future filings, please comply with paragraph 28 of SFAS 95 and reconcile to net income.

Response:	The Company will consider and comply with this comment in future filings.

Securities and Exchange Commission
January 28, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended October 31, 2008 Versus Three Months Ended October 31, 2007

Revenue, page 22

2.
Please confirm to us in writing that, in future filings, you will disclose any significant developments related to the non-cancelable backlog measure throughout the year.  If you are to retain a discussion of this measure within your MD&A, then you should update readers on any significant shortfalls, collection issues, or other unusual relationships that arise.

Response:	The Company will consider and comply with this comment in future filings that include a discussion of this measure within MD&A.

Liquidity and Capital Resources, page 28

Prior Comment 11

3.
We have read your response to prior comment 11 and do not agree that additional disclosure was not warranted.  Please confirm to us in writing that you will provide a more robust analysis of such changes within this section in future filings.

Response:	The Company will consider and comply with this comment in future filings.

* * *
                If you require additional information, please telephone either the undersigned at (603) 324-3000, or Patrick Rondeau of WilmerHale, the Company’s outside counsel, at (617) 526-6670.

Very truly yours,

/s/ Charles E. Moran
Charles E. Moran
President and Chief Executive Officer

cc:           Marc Thomas
         Patrick Rondeau